Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2006

•	Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2006. Sales increased 5.4% in the first quarter of 2006 to $351.1 million from $333.1 million in the prior quarter. The Company reported an increase in capacity to 157,330 8-inch equivalent wafers per month and a utilization rate of 95% in the first quarter of 2006. Operating loss decreased to $6.0 million in the first quarter of 2006 compared to an operating loss of $8.8 million in the fourth quarter of 2005. Net loss decreased to $8.7 million in the first quarter of 2006 compared to a net loss of $15.0 million in the fourth quarter of 2005.

•	Set out below is a copy of the full text of the press release made in the United States by the Company on April 28, 2006 in relation to its results for the three months ended March 31, 2006.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on April 28, 2006.

Set out below is a copy of the full text of the press release made in the United States by the Company on April 28, 2006 in relation to its results for the three months ended March 31, 2006.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

SMIC reports 2006 first quarter results

Highlights

•	Sales increased to $351.1 million in 1Q06, up 5.4% from $333.1 million in 4Q05.

•	Operating loss decreased to $6.0 million in 1Q06 from $8.8 million in 4Q05.

•	Net loss decreased to $8.7 million in 1Q06 from $15.0 million in 4Q05.

•	Utilization rate increased to 95% in 1Q06 from 93% in 4Q05.

•	Compared to 4Q05, wafer shipments increased 3.1% to 388,010 8-inch equivalent wafers.

•	Capacity increased to 157,330 8-inch equivalent wafers per month in 1Q06 from 152,219 8-inch equivalent wafers per month in 4Q05.

Shanghai, China – April 28, 2006. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended March 31, 2006. Sales increased 5.4% in the first quarter of 2006 to $351.1 million from $333.1 million in the prior quarter. The Company reported an increase in capacity to 157,330 8-inch equivalent wafers per month and a utilization rate of 95% in the first quarter of 2006. Operating loss decreased to $6.0 million in the first quarter of 2006 compared to an operating loss of $8.8 million in the fourth quarter of 2005. Net loss decreased to $8.7 million in the first quarter of 2006 compared to a net loss of $15.0 million in the fourth quarter of 2005.

“I am pleased to announce that our performance during the first quarter exceeded our expectations as quarterly revenues continued to increase to $351 million during the first quarter helping to narrow our operating loss to $6 million in the first quarter,” said Dr. Richard Chang.

“Our revenues from 0.13 micron and below technologies increased to 47% of total revenues in the first quarter. Revenues generated from 0.15 micron and 0.13 micron and below logic products as a percentage of our logic revenues significantly increased to 14.5% and 13.3% in the first quarter from 8.6% and 10.9% in the fourth quarter. We expect that these trends will continue as we have received a significant increase in 0.13 micron full flow orders and as we commence commercial production for our first 90 nanometer product.

The NAND flash development team has successfully taped out a 2-gigabit NAND flash product during the first quarter. The development remains on schedule to deliver the first engineering samples in June and we target commercial production of this product in the fourth quarter of 2006.

Our Chengdu project began commercial production during the first quarter allowing SMIC to now offer in-house turn-key IC manufacturing for our customers. In addition, our solar power module project is moving along nicely and continues to improve its energy conversion rate. This project is on schedule for starting commercial production in the second quarter of this year.

We believe that the execution of our business plans will lead to an increase in shareholder value.”

Conference call/Webcast announcement details

Date: April 28, 2006

Time: 8:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-614-2714 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2006 first quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0.981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements regarding our expectation that the revenues generated from 0.13 micron as a percentage of our overall revenue and 0.15 micron and 0.13 micron logic products as a percentage of our logic revenues, the commencement of commercial production of our first 90 nanometer products, and targeted dates for commercial production of a 2-gigabit NAND flash product and of our solar power module project, our belief that execution of our business plans will lead to an increase in shareholder value, our planned capital expenditures for 2006 under “Cashflow & Capital Expenditure” below and the statements under “2Q06 Outlook” below, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.

These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on Form 20-F filed with the SEC on June 28, 2005, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai	Calvin Lau
Tel: 86-21-5080-2000, ext. 16088	Tel: 86-21-5080-2000, ext. 16693
jimmy_lai@smics.com	calvin_lau@smics.com
Mobile: 852-9435-2603
Mobile: 86-13636468590

Douglas Hsiung

Tel: 86-21-5080-2000, ext. 12804

douglas_hsiung@smics.com

Mobile: 86-13795272240

Summary:

Amounts in US$ thousands, except for EPS and operating data

	1Q06	4Q05	QoQ	1Q05	YoY
Sales	351,138	333,052	5.4%	248,808	41.1%
Cost of sales	307,768	290,094	6.1%	233,696	31.7%
Gross profit	43,370	42,958	1.0%	15,112	187.0%
Operating expenses	49,335	51,756	-4.7%	37,086	33.0%
Loss from operations	(5,965)	(8,798)	-32.2%	(21,974)	-72.9%
Other income (expenses)	(8,865)	(5,852)	51.5%	(8,012)	10.6%
Income tax	14	152	-90.8%	9	60.5%
Net loss after Income taxes	(14,844)	(14,802)	0.3%	(29,995)	-50.5%
Minority interest	947	(176)	—	—	—
Cumulative effect of a change in accounting principle	5,154	—	—	—	—
Loss attributable to holders of ordinary shares	(8,743)	(14,978)	-41.6%	(29,995)	-70.9%
Gross margin	12.4%	12.9%		6.1%
Operating margin	-1.7%	-2.6%		-8.8%

Net loss per share – basic/diluted (1)	$(0.0005)	$(0.0008)		$(0.0017)
Net loss per ADS – basic/diluted	$(0.0239	$(0.0410)		$(0.0831)

Wafers shipped (in 8” wafers) (2)	388,010	376,227	3.1%	284,912	36.2%
Logic ASP (3)	$945	$953	-0.8%	$967	-2.3%
Blended ASP	$862	$855	0.8%	$829	4.0%
Simplified ASP (4)	$905	$885	2.3%	$873	3.7%
Capacity utilization	95%	93%		85%

Note:

(1)	Based on weighted average ordinary shares of 18,278 million in 1Q06, 18,251 million in 4Q05 and 18,054 million in 1Q05

(2)	Including copper interconnects
(3)	Excluding copper interconnects
(4)	Total sales/total wafers shipped

•	Sales increased to $351.1 million in 1Q06, up 5.4% QoQ from $333.1 million in 4Q05 and up 41.1% YoY from $248.8 million in 1Q05. Key factors leading to these increases were the following:

•	increased 8-inch equivalent wafer shipments to 388,010, up 3.1% QoQ from 376,227 in 4Q05;

•	increased blended ASP by 0.8% QoQ; and

•	increased utilization rate to 95%.

•	Cost of sales increased to $307.8 million in 1Q06, up 6.1% QoQ from $290.1 million in 4Q05, primarily due to increased wafer shipments and depreciation expenses.

•	Gross profit increased to $43.4 million in 1Q06, up 1.0% QoQ from $43.0 million in 4Q05 and up 187.0% YoY from $15.1 million in 1Q05.

•	Gross margins decreased to 12.4% in 1Q06 from 12.9% in 4Q05.

•	R&D expenses decreased to $20.6 million in 1Q06, down 17.5% QoQ from $25.0 million in 4Q05, primarily due to the receipt of subsidies for such activities.

•	G&A expenses, including foreign exchange gains, increased to $11.7 million in 1Q06, up 19.8% QoQ from $9.8 million in 4Q05, primarily due to an increase in bad debt expense, personnel related expenses, and taxes.

•	Selling & marketing expenses decreased to $6.0 million in 1Q06, down 6.0% QoQ from $6.3 million in 4Q05.

•	Amortization of acquired intangible assets increased to $11.0 million in 1Q06, up 3.6% QoQ from $10.6 million in 4Q05.

•	Loss from operations decreased to a loss of $6.0 million in 1Q06, down 32.2% QoQ from $8.8 million in 4Q05 and from a loss of $22.0 million in 1Q05.

•	Other non-operating loss of $8.9 million in 1Q06, up 51.5% QoQ from a loss of $5.9 million in 4Q05, primarily due to an increased share of loss of an affiliate company and a one-time fixed asset sale in the previous quarter.

•	Interest expenses increased to $12.2 million in 1Q06, up 3.5% QoQ from $11.8 million in 4Q05, primarily due to higher interest rates.

•	Net loss decreased to $8.7 million, down 41.6% QoQ from a net loss of $15.0 million in 4Q05 and down 70.9% from a net loss of $30.0 million in 1Q05.

•	The Company recognized a one-time credit adjustment of $5.2 million as a cumulative effect of a change in accounting principle regarding share-based compensation charges upon the adoption of SFAS 123R.

1.	Analysis of revenues

Sales analysis

By Application	1Q06	4Q05	3Q05	2Q05	1Q05
Computer	36.0%	34.8%	33.7%	39.8%	36.8%
Communications	45.8%	43.8%	39.8%	40.4%	44.5%
Consumer	13.3%	16.6%	22.8%	15.2%	13.6%
Others	4.9%	4.8%	3.7%	4.6%	5.1%

By Device	1Q06	4Q05	3Q05	2Q05	1Q05
Logic (including copper interconnect)	62.8%	65.3%	65.5%	58.9%	61.9%
DRAM (1)	32.4%	31.3%	31.0%	36.5%	33.0%
Other (mask making & probing, etc.)	4.8%	3.4%	3.5%	4.6%	5.1%

By Customer Type	1Q06	4Q05	3Q05	2Q05	1Q05
Fabless semiconductor companies	41.8%	43.2%	43.2%	42.2%	48.1%
Integrated device manufacturers (IDM)	52.8%	51.7%	52.8%	55.2%	49.6%
System companies and others	5.4%	5.1%	4.0%	2.6%	2.3%

By Geography	1Q06	4Q05	3Q05	2Q05	1Q05
North America	43.5%	39.2%	42.9%	40.8%	40.4%
Asia Pacific (ex. Japan)	21.3%	28.2%	25.7%	26.3%	26.9%
Japan	3.3%	3.6%	4.5%	6.0%	8.0%
Europe	31.9%	29.0%	26.9%	26.9%	24.7%

Wafer revenue analysis

By Technology (logic, DRAM & copper interconnect only)	1Q06	4Q05	3Q05	2Q05	1Q05
0.13µm and below	46.6%	42.9%	43.8%	44.5%	29.2%
0.15µm	8.7%	5.2%	2.7%	2.5%	12.5%
0.18µm	35.7%	42.3%	45.3%	40.7%	40.3%
0.25µm	1.6%	3.3%	3.1%	3.9%	4.6%
0.35µm	7.4%	6.3%	5.1%	8.4%	13.4%

By Logic Only (1)	1Q06	4Q05	3Q05	2Q05	1Q05
0.13µm and below (2)	13.3%	10.9%	14.7%	12.6%	5.4%
0.15µm	14.5%	8.6%	5.3%	4.8%	2.2%
0.18µm	57.7%	65.3%	67.4%	59.4%	59.8%
0.25µm	2.3%	4.8%	4.0%	7.1%	7.1%
0.35µm	12.2%	10.4%	8.6%	16.1%	25.5%

Note:

(1)	Excluding 0.13µm copper interconnects
(2)	Represents revenues generated from manufacturing full flow wafers

•	Sales from the communication products segment grew faster than other applications in 1Q06 compared to 4Q05.

•	Percentage of sales generated from North American and European customers in 1Q06 increased to 43.5% and 31.9%, respectively as compared to 39.2% and 29.0% in 4Q05, respectively.

•	Percentage of wafer revenues from 0.13µm and below technologies increased to 46.6% of sales in 1Q06, as compared with 42.9% in 4Q05 and 29.2% in 1Q05.

•	Percentage of logic only wafer revenues from 0.13µm and below technologies increased to 13.3% of sales in 1Q06, as compared with 10.9% in 4Q05 and 5.4% in 1Q05.

Capacity:

Fab/(Wafer Size)	1Q06 (1)	4Q05 (1)
Fab 1 (8”)	43,000	43,441
Fab 2 (8”)	47,954	46,451
Fab 4 (12”)	30,220	27,368
Fab 7 (8”)	15,000	15,000

Total monthly wafer fabrication capacity	136,174	132,260

Copper Interconnects:
Fab 3 (8”)	21,156	19,959

Total monthly copper interconnect capacity	21,156	19,959

Note:

(1)	Wafers per month at the end of the period in 8” wafers

•	As of the end of 1Q06, monthly capacity increased to 157,330 8-inch equivalent wafers.

Shipment and utilization:

8” wafers	1Q06	4Q05	3Q05	2Q05	1Q05
Wafer shipments including copper interconnects	388,010	376,227	355,664	330,499	284,912
Utilization rate (1)	95%	93%	92%	87%	85%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 388,010 units of 8-inch equivalent wafers in 1Q06, up 3.1% QoQ from 376,227 units of 8-inch equivalent wafers in 4Q05, and up 36.2% YoY from 284,912 8-inch equivalent wafers in 1Q05.

•	Utilization rate increased to 95%.

Blended and simplified average selling price trend	Logic average selling price trend (excluding 0.13µm copper interconnects)
The blended and simplified ASP increased to$ 862 and $905 in 1Q06 from $855 and $885 in 4Q05 respectively, mainly due to stronger DRAM pricing environment.	The logic ASP (excluding 0.13µm copper interconnects) decreased to $945 in 1Q06 from $953 in 4Q05.

2.	Detailed financial analysis

Gross profit analysis

Amounts in US$ thousands	1Q06	4Q05	QoQ	1Q05	YoY
Cost of sales	307,768	290,094	6.1%	233,696	31.7%
Depreciation	189,054	176,545	7.1%	145,307	30.1%
Other manufacturing costs	118,714	113,549	4.5%	88,389	34.3%

Gross Profit	43,370	42,958	1.0%	15,112	187.0%

Gross Margin	12.4%	12.9%		6.1%

•	Cost of sales increased to $307.8 million in 1Q06, up 6.1% QoQ from $290.1 million in 4Q05, primarily due to increased wafer shipments and depreciation expenses.

•	Gross profit increased to $43.4 million in 1Q06, up 1.0% QoQ from $43.0 million in 4Q05 and up 187.0% YoY from $15.1 million in 1Q05.

•	Gross margins decreased to 12.4% in 1Q06 from 12.9% in 4Q05.

Operating expense analysis

Amounts in US$ thousands	1Q06	4Q05	QoQ	1Q05	YoY
Total operating expenses	49,335	51,756	-4.7%	37,086	33.0%
Research and development	20,593	24,964	-17.5%	15,956	29.1%
General and administrative	11,749	9,803	19.8%	8,164	43.9%
Selling and marketing	5,970	6,349	-6.0%	3,097	92.7%
Amortization of acquired intangible assets	11,023	10,640	3.6%	9,869	11.7%

•	Total operating expenses were $49.3 million in 1Q06, a decrease of 4.7% QoQ from $51.8 million in 4Q05.

•	R&D expenses decreased to $20.6 million in 1Q06, down 17.5% QoQ from $25.0 million in 4Q05, primarily due to the receipt of subsidies for such activities.

•	G&A expenses, including foreign exchange gains, increased to $11.7 million in 1Q06, up 19.8% QoQ from $9.8 million in 4Q05, primarily due to an increase in bad debt expense, personnel related expenses, and taxes.

•	Selling & marketing expenses decreased to $6.0 million in 1Q06, down 6.0% QoQ from $6.3 million in 4Q05.

•	Amortization of acquired intangible assets increased to $11.0 million in 1Q06, up 3.6% QoQ from $10.6 million in 4Q05.

Other income (expenses)

Amounts in US$ thousands	1Q06	4Q05	QoQ	1Q05	YoY
Other income (expenses)	(8,865)	(5,852)	51.5%	(8,012)	10.6%
Interest income	4,595	4,120	11.5%	1,928	138.3%
Interest expense	(12,201)	(11,792)	3.5%	(7,688)	58.7%
Other, net	(1,259)	1,820	—	(2,252)	-44.1%

•	Other non-operating loss of $8.9 million in 1Q06, up 51.5% QoQ from a loss of $5.9 million in 4Q05.

•	Interest expenses increased to $12.2 million in 1Q06, up 3.5% QoQ from $11.8 million in 4Q05, primarily due to higher interest rates.

3.	Liquidity

Amounts in US$ thousands	1Q06	4Q05
Cash and cash equivalents	485,121	585,797
Short term investments	3,525	13,796
Accounts receivable	241,020	241,334
Inventory	196,585	191,238
Others	16,363	15,300
Total current assets	942,614	1,047,465

Accounts payable	286,884	262,318
Short-term borrowings	211,608	265,481
Current portion of long-term debt	246,081	246,081
Others	119,057	122,158
Total current liabilities	863,630	896,038

Cash Ratio	0.6x	0.7x
Quick Ratio	0.9x	0.9x
Current Ratio	1.1x	1.2x

Receivable/Inventory days outstanding trends

Capital Structure

Amounts in US$ thousands	1Q06	4Q05
Cash and cash equivalents	485,121	585,797
Short-term investment	3,525	13,796

Current portion of promissory note	29,493	29,242
Promissory note	104,140	103,254

Short-term borrowings	211,608	265,481
Current portion of long-term debt	246,081	246,081
Long-term debt	431,504	494,556
Total debt	889,193	1,006,118

Net cash	(534,180)	(539,021)

Shareholders’ equity	3,019,086	3,026,099

Total debt to equity ratio	29.5%	33.3%

4.	Cashflow & Capital Expenditure

Amounts in US$ thousands	1Q06	4Q05
Net loss	(8,743)	(14,978)
Depreciation & amortization	210,595	201,358
Amortization of acquired intangible assets	11,024	10,640

Net change in cash	(100,676)	9,030

Capital expenditure plans

•	Capital expenditures for 1Q06 were $225 million.

•	Total planned capital expenditures for 2006 will be approximately $1.1 billion and will be adjusted based on market conditions.

5.	2Q06 outlook

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Revenues expected to increase by 2% to 5% over 1Q06.

•	Utilization rate expected to be approximately 93% to 95%.

•	Gross margins expected to be roughly at the same levels as 1Q06.

•	Operating expenses as a percentage of sales expected to be at the same levels as 1Q06.

•	Non-operating interest expense expected to be approximately $11 million.

•	Capital expenditures expected to be approximately $400 million to $450 million.

•	Depreciation and amortization expected to be approximately $235 million to $240 million.

6.	Recent announcements

•	SMIC and CADENCE Deliver New Analog Mixed-Signal Reference Flow to Speed Fabless Chip Design [2006-04-13]

•	Announcement of 2005 Annual Results [2006-03-29]

•	SMIC Participates in SEMICON China 2006 [2006-03-21]

•	SMIC and Hangzhou Sicomm to Jointly Offer RF Transmitter/Receiver Chip [2006-03-21]

•	SMIC Receives Sony “Green Partner” Certificates [2006-03-17]

•	Semiconductor Manufacturing International (Chengdu) Corporation Holds Grand Opening for Assembly and Testing Facility [2006-03-17]

•	SMIC Signs Agreement with TTsilicon Ltd to Increase Support for its Fabless Semiconductors Customers in UK and Northern Europe [2006-03-14]

•	Tensilica, Virage Logic and SMIC Partner to Provide Hard Macro Versions of Diamond Standard Processor Cores [2006-02-21]

•	Clarification Announcement [2006-02-08]

•	Resignation of Non-executive Director and Appointment of Non-executive Director [2006-02-07]

•	SMIC reports 2005 fourth quarter results [2006-02-06]

•	SMIC-Manufactured, Guoxin-Designed Chip Wins Technology Innovation Award [2006-01-18]

•	SMIC and ARC International to Jointly Bring Configurable Processors to China [2006-01-09]

•	SMIC Adopts Mentor Graphics’ Eldo Simulator to Analog Circuits for its 0.13-micron and Below Process Nodes [2006-01-06]

•	Infineon and SMIC Extend Agreement into 90nm Manufacturing [2006-01-06]

•	SMIC Extends NROM Technology License Agreement With SAIFUN [2006-01-04]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	March 31, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	485,120,565	585,796,887
Short term investments	3,525,210	13,795,859
Accounts receivable, net of allowances of $3,155,788 and $1,091,340, respectively	241,020,392	241,333,914
Inventories	196,584,559	191,237,636
Prepaid expense and other current assets	16,363,507	15,300,591

Total current assets	942,614,233	1,047,464,887

Land use rights, net	41,392,218	34,767,518
Plant and equipment, net	3,286,544,385	3,285,631,131
Acquired intangible assets, net	191,933,630	195,178,898
Long-term investment	16,762,335	17,820,890
Other non-current assets	2,342,957	2,552,407

TOTAL ASSETS	4,481,589,758	4,583,415,731

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	286,884,436	262,318,432
Accrued expenses and other current liabilities	89,469,845	92,916,030
Short-term borrowings	211,607,902	265,481,082
Current portion of promissory note	29,492,874	29,242,001
Current portion of long-term debt	246,081,155	246,080,580
Income tax payable	93,634	—
Total current liabilities	863,629,846	896,038,125

	As of the end of
	March 31, 2006	December 31, 2005
	(unaudited)	(audited)
Long-term liabilities:
Promissory note	104,140,277	103,254,436
Long-term debt	431,504,129	494,556,385
Other long-term payable	25,395,010	24,686,398

Total long-term liabilities	561,039,416	622,497,219

Total liabilities	1,424,669,262	1,518,535,344

Commitments
Minority interest	37,834,500	38,781,863
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,318,402,283 and 18,301,680,867, respectively	7,327,361	7,320,674
Warrants	32,387	32,387
Additional paid-in capital	3,268,265,625	3,291,407,447
Notes receivable from stockholders	—	—
Accumulated other comprehensive income	122,675	138,978
Deferred stock compensation	—	(24,881,919)
Accumulated deficit	(256,662,052)	(247,919,043)

Total stockholders’ equity	3,019,085,996	3,026,098,524

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,481,589,758	4,583,415,731

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	March 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
Sales	351,137,952	333,051,413
Cost of sales	307,767,802	290,093,917

Gross profit	43,370,150	42,957,496

Operating expenses:
Research and development	20,592,655	24,963,969
General and administrative	11,748,899	9,803,070
Selling and marketing	5,970,146	6,348,944
Amortization of acquired intangible assets	11,023,590	10,639,905

Total operating expenses	49,335,290	51,755,888

Loss from operations	(5,965,140)	(8,798,392)

Other income (expenses):
Interest income	4,595,384	4,119,974
Interest expense	(12,201,407)	(11,791,740)
Others, net	(200,656)	2,214,436

Total other income (expenses), net	(7,806,679)	(5,457,330)

Net loss before income taxes	(13,771,819)	(14,255,722)

Income tax	13,985	151,636
Minority interest	947,364	(175,970)
Share of loss of affiliate company	(1,058,555)	(395,013)
Cumulative effect of a change in accounting principle	5,153,986	—

Net loss	(8,743,009)	(14,978,341)

On the basis of net loss before accounting change per share, basic/diluted	(0.0008)	(0.0008)
Cumulative effect of a change in accounting principal per share, basic/diluted	0.0003	—
Net loss per share, basic/diluted	(0.0005)	(0.0008)
On the basis of net loss before accounting change per ADS	(0.0380)	(0.0410)
Cumulative effect of a change in accounting principal per ADS	0.0141	—
Net loss per ADS, basic/diluted (1)	(0.0239)	(0.0410)
Ordinary shares used in calculating basic/diluted income per ordinary share (in millions)	18,278	18,251

Amortization of deferred stock compensation related to:
Cost of sales	3,127,678	2,937,243
Research and development	1,281,330	1,217,349
General and administrative	1,211,830	1,681,284
Selling and marketing	543,929	649,418

Total	6,164,767	6,485,294

(1)	1 ADS equals 50 ordinary shares

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US dollars)

	For the three months ended
	March 31, 2006	December 31, 2005
	(unaudited)	(unaudited)
Operating activities:

Loss attributable to holders of ordinary shares	(8,743,009)	(14,978,341)
Cumulative effect of a change in accounting principle	(5,153,986)	—

Net loss	(13,896,995)	(14,978,341)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(947,364)	175,970
Gain (loss) on disposal of plant and equipment	1,018	(1,776,513)
(Reversal of) Bad debt expense	—	807,249
Depreciation and amortization	210,595,208	201,358,428
Amortization of acquired intangible assets	11,023,590	10,639,905
Amortization of deferred stock compensation	6,164,767	6,485,294
Non-cash interest expense on promissory notes	1,465,312	2,037,607
Loss on long-term investment	1,058,555	519,284
Changes in operating assets and liabilities:
Accounts receivable	313,522	(29,318,399)
Inventories	(5,346,923)	(8,387,032)
Prepaid expense and other current assets	(853,466)	(5,937,696)
Accounts payable	3,521,334	(5,242,931)
Accrued expenses and other current liabilities	(10,144,265)	17,817,242
Income tax payable	93,634	—

Net cash provided by operating activities	203,047,927	174,200,067

Investing activities:
Purchases of plant and equipment	(197,518,652)	(208,688,953)
Purchases of acquired intangible assets	(1,439,000)	(3,749,999)
Purchase of short-term investments	—	(12,183,063)
Proceeds paid for long-term investment	—	—
Sale of short-term investments	10,250,212	3,983,468
Proceeds received from living quarter sales	—	7,948,629
Proceeds from disposal of fixed assets	1,167,914	2,630,000

Net cash used in investing activities	(187,539,526)	(210,059,918)

Financing activities:
Proceeds from short-term borrowings	65,125,158	64,320,752
Proceeds from long-term debt	59,988,601	49,909,022
Repayment of long-term debt	(123,040,282)	—
Repayment of promissory notes	—	(5,000,000)
Repayment of short-term borrowings	(118,998,338)	(65,347,912)
Proceeds from exercise of employee stock options	736,003	762,710
Collection of notes receivables from employees	—	247,137

Net cash provided by financing activities	(116,188,858)	44,891,709

Effect of foreign exchange rate changes	4,135	(1,562)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(100,676,322)	9,030,296

CASH AND CASH EQUIVALENTS, beginning of period	585,796,887	576,766,591

CASH AND CASH EQUIVALENTS, end of period	485,120,565	585,796,887

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Fang Yao as non-executive director of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and

Lip-Bu Tan as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer
Shanghai, PRC

April 28, 2006

*	For identification only